UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SUMMIT FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

86606G101

(CUSIP Number)

Castle Creek Capital Partners V, LP

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John T. Pietrzak

c/o Castle Creek Capital LLC

6051 El Tordo

P.O. Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners V, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 819,384 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 819,384 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)         The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital V LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 819,384 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 819,384 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 819,384 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 819,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)         The information  set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 819,384 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 819,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)         The information  set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 819,384 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 819,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)         The information  set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

CUSIP No. 86606G101	SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 819,384 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 819,384 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 819,384 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (2)

14	Type of Reporting Person (See Instructions) IN (Individual)

(1)         The information  set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)         This calculation is based on 8,279,406 shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Company”).  This share count equals the sum of: (i) the number of shares of Common Stock outstanding as of November 4, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2014 (7,460,022 shares), and (ii) the number of shares of Common Stock purchased by Castle Creek Capital Partners V, LP (“Fund V”) pursuant to that certain Securities Purchase Agreement, dated as of August 22, 2014 (the “Purchase Agreement”) (819,384 shares), as described in more detail in Items 3, 4, and 6 of this statement on Schedule 13D.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc., a West Virginia corporation (the “Company”).  The address of the principal executive office of the Company is 300 North Main Street, Moorefield, West Virginia 26836.

Item 2.	Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.”  The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)               The following are the Reporting Persons: Castle Creek Capital Partners V, LP, a Delaware  limited partnership (“Fund V”) and a private equity fund focused on investing in community banks throughout the United States of America; Castle Creek Capital V LLC, a Delaware limited liability company (“CCC V”), whose principal business is to serve as the sole general partner of, and manage, Fund V; John M. Eggemeyer, a California resident, a managing principal of CCC V, Mark G. Merlo, a California resident, a managing principal of CCC V, John T. Pietrzak, a California resident, a managing principal of CCC V, and J. Mikesell Thomas, an Illinois resident, a managing principal of CCC V.  The business address for each of the Reporting Persons is 6051 El Tordo, Rancho Santa Fe, CA 92067.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Mr. Eggemeyer, Mr. Merlo, Mr. Pietrzak, and Mr. Thomas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Items 4 and 6 below, on August 22, 2014, the Company and Fund V entered into a Securities Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Fund V purchased 819,384 shares of Common Stock of the Company (the “First Closing Purchased Shares”) on November 25, 2014 (the “First Closing”).  The First Closing Purchased Shares were acquired by Fund V with funds obtained from Fund V’s general and limited partners, including the other Reporting Persons, and the aggregate purchase price for the First Closing Purchased Shares was $7,988,994.00.  The Purchase Agreement further provides that Fund V is required to purchase an additional 237,753 shares of Common Stock (the “Second Closing Purchased Shares,” and, together with the First Closing Purchased Shares, the “Purchased Shares”) if and when the conditions to such purchase have been satisfied or waived (the “Second Closing”).

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Fund V acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment.

Subject to the limitations imposed by the Purchase Agreement and applicable federal and state securities laws, the Reporting Persons may dispose of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause the Common Stock to be distributed in kind to investors. To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreement, the VCOC Letter Agreement (as defined below) and the passivity commitments that Fund V has provided to the Board of Governors of the Federal Reserve System (the “Federal Reserve”), described below, and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board of Directors, management, strategy and future plans of the Company.

Pursuant to the terms of the Purchase Agreement and subject to applicable law, rules or regulations, Fund V is entitled to designate John Pietrzak (the “Board Representative”) for election to the board of directors of the Company (the “Board of Directors”) and the board of directors of Summit Community Bank, the Company’s wholly-owned banking subsidiary (the “Bank” and the “Bank Board”), in each case for so long as Fund V, together with its affiliates, owns either (i) at least 50% of the Purchased Shares (the “Qualifying Ownership Interest”), or (ii) 5.0% of the Common Stock then outstanding (together with the Qualifying Ownership Interest, the “Minimum Ownership Interest”).  The Purchase Agreement also provides that from and after the First Closing Date, for so long as Fund V and its affiliates in the aggregate have a Minimum Ownership Interest, and do not have a Board Representative currently serving on the Board of Directors and the Bank Board (or have a Board Representative whose appointment is subject to receipt of regulatory approvals), the Company shall invite a person designated by Fund V and reasonably acceptable to the Company (the “Board Observer”) to attend meetings of the Board of Directors and the Bank Board in a nonvoting observer capacity.  If the Board Observer attends more than two meetings of the Board of Directors or two meetings of the Bank Board in a given calendar year, then the Board Observer must agree to accept a nomination to be appointed to the Board of Directors and the Bank Board in accordance with the terms of the Purchase Agreement.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners V, LP	819,384	9.9%	819,384	0	819,384	0
Castle Creek Capital V LLC (1)	819,384	9.9%	819,384	0	819,384	0
John M. Eggemeyer (2)	819,384	9.9%	0	819,384	0	819,384
Mark G. Merlo (3)	819,384	9.9%	0	819,384	0	819,384
John T. Pietrzak (4)	819,384	9.9%	0	819,384	0	819,384
J. Mikesell Thomas (5)	819,384	9.9%	0	819,384	0	819,384

(1)   CCC V disclaims beneficial ownership of the Common Stock owned by Fund V.

(2)   Mr. Eggemeyer  shares voting and dispositive power over the 819,384 shares beneficially owned by Fund V with Mr. Merlo, Mr. Pietrzak, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(3)   Mr. Merlo  shares voting and dispositive power over the 819,384 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Merlo disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(4)   Mr. Pietrzak  shares voting and dispositive power over the 819,384 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Merlo, and Mr. Thomas, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Pietrzak disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(5)   Mr. Thomas  shares voting and dispositive power over the 819,384 shares beneficially owned by Fund V with Mr. Eggemeyer, Mr. Pietrzak, and Mr. Merlo, due to the fact that each is a managing principal of CCC V, the sole general partner of Fund V.  Mr. Thomas disclaims beneficial ownership of the Common Stock beneficially owned by CCC V and Fund V, respectively.

(c)   Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Company.

(d)   Other than the Reporting  Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On August 22, 2014, the Company and Fund V entered into the Purchase Agreement.  Pursuant to the Purchase Agreement, Fund V purchased 819,384 shares of Common  Stock (the “First Closing Purchased Shares”) on November 25, 2014.  The Purchase Agreement further provides that Fund V is required to purchase an additional 237,753 shares of Common Stock (the “Second Closing Purchased Shares,” and, together with the First Closing Purchased Shares, the “Purchased Shares”) if and when the conditions to such purchase have been satisfied or waived (the “Second Closing”).  The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  Customary representations and warranties were made by the Company to Fund V relating to the Company, its business, and the issuance of the Common Stock, and by Fund V to the Company.  The Company agreed to indemnify Fund V for breaches of its representations and warranties, subject to certain limitations as set forth in the Purchase Agreement.

Board Representation.  Fund V is entitled to designate the Board Representative for election to the Board of Directors and the Bank Board for so long as Fund V owns a Minimum Ownership Interest, subject to applicable law, rules and regulations.  The Purchase Agreement also provides that from and after the First Closing Date, for so long as Fund V and its affiliates in the aggregate have a Minimum Ownership Interest, and do not have a Board Representative currently serving on the Board of Directors and the Bank Board (or have a Board Representative whose appointment is subject to receipt of regulatory approvals), the Company shall invite a person designated by Fund V and reasonably acceptable to the Company (the “Board Observer”) to attend meetings of the Board of Directors and the Bank Board in a nonvoting observer capacity.  If the Board Observer attends more than two meetings of the Board of Directors or two meetings of the Bank Board in a given calendar year, then the Board Observer will agree to accept a nomination to be appointed to the Board of Directors and the Bank Board in accordance with the terms of the Purchase Agreement.

Avoidance of Control.  Neither the Company nor any of its subsidiaries is permitted under the Purchase Agreement to take any action (including any redemption, repurchase, or recapitalization of Common Stock or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock in each case, where Fund V is not given the right to participate in such redemption, repurchase or recapitalization to the extent of the Fund V’s pro rata proportion), that would reasonably be expected to pose a substantial risk that Fund V’s ownership of any class of voting securities of the Company (together with the ownership by Fund V’s Affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) of voting securities of the Company) would exceed 9.9% of such class after the First Closing Date or the Second Closing Date, in each case without the prior written consent of Fund V or such person, or to increase to an amount that would constitute “control” under the BHC Act, the Change of Bank Control Act of 1978, as amended (the “CBCA”) or any rules or regulations promulgated thereunder (or any successor provisions) or otherwise cause Fund V to “control” the Company under and for purposes of the BHC Act, the CBCA or any rules or regulations promulgated thereunder (or any successor provisions).  In the event the Company breaches any of the foregoing obligations or believes that it is reasonably likely to breach such an obligation, it is required under the Purchase Agreement promptly notify Fund V and to cooperate in good faith with Fund V to modify ownership or make other arrangements or take any other action, in each case, as is necessary to cure or avoid such breach.

Registration Rights.  Under the Purchase Agreement, the Company has agreed to file with the Securities and Exchange Commission (the “SEC”), upon Fund V’s request at any time after the second anniversary of the Second Closing, a registration statement covering the resale of the Common Stock sold pursuant to the Purchase Agreement. The Company will be required to make certain payments as liquidated damages under the Purchase Agreement to Fund V and in certain circumstances if the registration statement is not (i) filed with the SEC within specific time periods, (ii) declared effective by the SEC within specified time periods or (iii) available (with certain limited exceptions) after having been declared effective.  Additionally, the Purchase Agreement contains piggyback registration rights requiring the Company to include Fund V’s shares of Common Stock acquired pursuant to the Purchase Agreement in future registration statements that may be filed by the Company (with certain limited exceptions).

Preemptive Rights.  For so long as Fund V, together with its Affiliates, has a Qualifying Ownership Interest and Fund V is a non-objecting beneficial owner of the Qualifying Ownership Interest, if at any time after the date of the Purchase Agreement the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as, an “equity kicker”) (including any hybrid security) (any such security, a “New Security”) (other than (i) any Common Stock or other securities issuable upon the exercise or conversion of any securities of the Company issued or agreed or contemplated (and disclosed to Fund V in writing) to be issued as of the date of the Purchase Agreement; (ii) pursuant to the granting or exercise of employee stock options, restricted stock or other stock incentives pursuant to the Company’s stock incentive plans approved by the Board of Directors or the issuance of stock pursuant to the Company’s employee stock purchase plan approved by the Board of Directors or similar plan where stock is being issued or offered to a trust, other entity or otherwise, for the benefit of any employees, officers or directors of the Company, in each case in the ordinary course of providing incentive compensation; (iii) issuances of capital stock as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar nonfinancing transaction; (iv) issuance of Common Stock upon exercise of warrants outstanding as of the date hereof; (v) issuances of any securities issued as a result of a stock split, stock dividend, reclassification or reorganization or similar event, but solely to the extent such issuance is made to all holders of Common Stock; or (vi) in connection with the rights offering under the Purchase Agreement); then Fund V shall be afforded the opportunity (provided, in the case of an offering that is not a registered public offering, that Fund V satisfied any applicable “accredited investor,” “qualified institutional buyer” or other investor criteria applicable to such offering) to acquire from the Company for the same price (net of any underwriting discounts or sales commissions) and on the same terms as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable it to maintain its proportionate Common Stock-equivalent interest in the Company immediately prior to any such issuance of New Securities.

ERISA Matters.  Fund V and, at Fund V’s request, each affiliate of Fund V that directly or indirectly has an interest in Fund V, the Company or the Bank, in each case, that is intended to qualify as a “venture capital operating company” as defined in the regulations (the “Plan Asset Regulations”) issued by the Department of Labor at Section 2510.3 101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, as the same may be amended from time to time (a “VCOC” and each such person a “VCOC Investor”), was provided customary VCOC rights in the Purchase Agreement, including the right to receive regular financial reports (including, but not limited to, audited annual and quarterly financial reports), the right to inspect the books and records of the Company, and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle any VCOC Investor to consult with management of the Company on matters relating to the business and affairs of the Company more than once per quarter.  The Company also agreed to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company and each of the Company’s subsidiaries, as the case may be.  Fund V and the Company entered into a letter agreement in furtherance of the foregoing on November 25, 2014 (the “VCOC Letter Agreement”), which is attached hereto as Exhibit 3 and incorporated herein by reference.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified  in their entirety by reference to, the full text of the Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Passivity Commitments.  In connection with the Purchase Agreement, Fund V made certain customary passivity commitments to the Federal Reserve in a commitment letter to ensure that Fund V and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 25, 2014, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, Mark. G. Merlo, John T. Pietrzak and J. Mikesell Thomas.

Exhibit 2

Securities Purchase Agreement, dated as of August 22, 2014, by and between Summit Financial Group, Inc. and Castle Creek Capital Partners V, LP (incorporated by reference to Exhibit 10.1 to Summit Financial Group, Inc.’s Current Report on Form 8-K filed on August 25, 2014).

Exhibit 3	Letter Agreement, dated as of November 25, 2014, by and between Summit Financial Group, Inc. and Castle Creek Capital Partners V, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2014

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal

CASTLE CREEK CAPITAL V, LLC

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

EXHIBIT INDEX

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 25, 2014, by and among Castle Creek Capital Partners V, LP, Castle Creek Capital V LLC, John M. Eggemeyer, Mark. G. Merlo, John T. Pietrzak and J. Mikesell Thomas.

Exhibit 2

Securities Purchase Agreement, dated as of August 22, 2014, by and between Summit Financial Group, Inc. and Castle Creek Capital Partners V, LP (incorporated by reference to Exhibit 10.1 to Summit Financial Group, Inc.’s Current Report on Form 8-K filed on August 25, 2014).

Exhibit 3	Letter Agreement, dated as of November 25, 2014, by and between Summit Financial Group, Inc. and Castle Creek Capital Partners V, LP.